SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                                NTL Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, par value $0.01
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                         (Title of Class of Securities)



                                   62940M 10 4
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                                 (CUSIP Number)



                                January 10, 2003
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|     Rule 13d-1(b)
|X|     Rule 13d-1(c)
 -

|_|     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment is being filed to reflect that the actual number of Series A Warrants distributed to France Telecom in consideration of certain of its ownership interests in the Issuer is 6,040,273. The 6,040,347 Series A Warrants previously disclosed on the Schedule 13G filed on January 17, 2003, was based on preliminary distribution allocations received from the Issuer.

CUSIP NO.  62940M 10 4
--------------------------

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1)      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS.  OF ABOVE  PERSONS (Entities Only)

        France Telecom
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2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) |_|
        Not applicable.                                               (b) |_|
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3)      SEC USE ONLY


--------------------------------------------------------------------------------

4)      CITIZENSHIP OR PLACE OF ORGANIZATION


        France
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                                 (5)     SOLE VOTING POWER

                                         6,040,273*
           NUMBER OF             -----------------------------------------------
            SHARES               (6)     SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                      0
             EACH                -----------------------------------------------
           REPORTING             (7)     SOLE DISPOSITIVE POWER
            PERSON
             WITH                        6,040,273*
                                 -----------------------------------------------
                                 (8)     SHARED DISPOSITIVE POWER

                                         0

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9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,040,273*
--------------------------------------------------------------------------------

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                          |_|

--------------------------------------------------------------------------------

11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


        If the Series A Warrants were converted into Common Stock of the Issuer, 10.7% of the Common Stock of the Issuer based on 50,500,969 shares of Common Stock of the Issuer issued and outstanding on January 10, 2003 (as reported by the Issuer to the Reporting Person and as stated in the Issuer's Form 8-K filed with the Securities and Exchange Commission on January 13, 2003).
--------------------------------------------------------------------------------

12)     TYPE OF REPORTING PERSON (See Instructions)

        CO
--------------------------------------------------------------------------------

-----------------

* Pursuant to the terms and conditions of the Second Amended Joint Reorganization Plan of NTL Incorporated and Certain Subsidiaries, dated July 15, 2002, relating to the reorganization of the Issuer and certain of its subsidiaries under Chapter 11 of the United States Bankruptcy Code, France Telecom has received 6,040,273 Series A Warrants in consideration of certain of its ownership interests in the Issuer prior to the Issuer's reorganization. The Series A Warrants are governed by the terms of the Series A Warrant Agreement, dated as of January 10, 2003, by and between the Issuer and Continental Stock Transfer & Trust Company, as Warrant Agent. Other than through such warrants, France Telecom has no beneficial ownership of any Common Stock.

                               Page 2 of 6 Pages

Item 1 (a)      Name of Issuer:

                NTL Incorporated.

Item 1 (b)      Address of Issuer's Principal Executive Offices:

                110 East 59th Street, New York, NY 10022.

Item 2 (a)      Name of Person Filing:

                France Telecom.

Item 2 (b)      Address of Principal Business Office or, if none, Residence:

                6 Place d'Alleray
                75505 Paris Cedex 15
                France

Item 2 (c)      Citizenship:

                France.

Item 2 (d)      Title of Class of Securities:

                Common Stock, par value $0.01 per share.

Item 2 (e)      CUSIP Number:

                62940M 10 4.

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

                (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

                (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

                (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

                (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

                (e)   |_| An investment adviser in accordance with ss.240.13d-1
                (b)(1)(ii)(E);

                (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

                (g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);


                               Page 3 of 6 Pages

                (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                (j)   |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.         Ownership

                (a)       Amount Beneficially Owned:6,040,273
                (b)       Percent of Class:         10.7%
                (c)       Number of Shares as to which the person has:

                          (i)   Sole power to vote or to direct the vote:
                                6,040,273
                          (ii)  Shared power to vote or to direct the vote:
                                0
                          (iii) Sole power to dispose or to direct the
                                disposition of:
                                6,040,273
                          (iv) Shared power to dispose or to direct the disposition of:
                                0

Item 5.         Ownership of Five Percent or Less of a Class

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person

                Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

                Not applicable.

Item 8.         Identification and Classification of Members of the Group

                Not applicable.



                               Page 4 of 6 Pages

Item 9.         Notice of Dissolution of Group

                Not applicable.

Item 10.        Certification

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 5 of 6 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           3/12/03
                  --------------------------------------------------------
                                           (Date)


                                     /s/ Eric Bouvier
                  --------------------------------------------------------
                                       (Signature)


                  Eric Bouvier/Senior Vice President and
                  Head of Mergers and Acquisitions Department
                  --------------------------------------------------------
                                      (Name/Title)


                               Page 6 of 6 Pages